UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42527

Basel Medical Group Ltd

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Publicly Tradable Shares

On February 26, 2025, Basel Medical Group Ltd (the “Company”) closed its initial public offering (the “IPO”) of 2,205,000 ordinary shares, no par value (the “Ordinary Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-282096) (the “Registration Statement”), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 13, 2024, as amended, and declared effective by the SEC on February 18, 2025. The Registration Statement also registered 2,000,000 Ordinary Shares for resale by certain selling shareholders in a resale prospectus. As of March 6, 2025, the number of publicly tradable shares of the Company is 4,205,000 Ordinary Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Basel Medical Group Ltd

By:	/s/ Raymond Wai Man Cheung
Name:	Raymond Wai Man Cheung
Title:	Chief Executive Officer and Director

Date:	March 6, 2025